[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

October 29, 2007

Via EDGAR and Overnight Delivery

Greg Belliston

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	BioForm Medical, Inc.
Amendment No. 4 Registration Statement on Form S-1 (File No. 333-145584)

Dear Mr. Belliston:

On behalf of BioForm Medical, Inc. (“BioForm” or the “Company”), we are responding to the Staff’s letter dated October 22, 2007 (the “Comment Letter”), relating to Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Prior to the receipt of the comments set forth in the Comment Letter, the Registration Statement has been amended and BioForm has filed pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), the revisions of which the Company believes address a number of the comments set forth in the Comment Letter. In addition, to the extent that the Company believes that the Staff’s comments were not fully addressed by the revisions to Amendment No. 3, the Registration Statement has been further amended and BioForm has filed pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Where changes have been made in response the Staff’s letter dated October 25, 2007 relating to Amendment No. 3 (the “October 25 Comment Letter”), we have so indicated. In addition, please note that, under separate cover, we are simultaneously submitting a response to the October 25 Comment Letter. For your convenience, we have repeated the Staff’s comments in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

FORM S-1

Recent Developments, page 4

1.	We note the figures in this section are subject to adjustment based upon the finalization of your quarter-end closing and reporting processes and “other things.” Please be more specific as to what you have not yet done. Note that depending upon the situation, it may be inappropriate to include this information.

We respectfully advise the Staff that with Amendment No. 3, the Company has revised the disclosure in accordance with October 25 Comment Letter to remove this sentence. In addition, in response to the October 25, 2007 Comment Letter, the Company has deleted the disclosed limitation regarding the finalization of the Company’s quarter-end closing and reporting processes.

Use of Proceeds, page 24

2.	We note your response to comment 2, and we reissue the comment in part. You should identify all products for which you plan to use the proceeds. Currently, the only products you specifically identify are BioGlue and Radiesse. The second bullet point refers to “research and development activities, consisting of product development, regulatory and clinical initiatives.” The fourth bullet point refers to “other research and development activities” and “other dermal filler products.” Please identify the specific activities and products that fall within these generalized descriptions in the second and fourth bullet points. State an approximate amount of the proceeds that you plan to apply to each activity and product, and briefly describe the plans with respect to each.

We respectfully advise the Staff that in response to the Staff’s comment, in Amendment No. 4, the Company has revised the disclosure at page 25 to provide additional information regarding the anticipated use of proceeds and to clarify that the $10.0 million in research and development spending relates to exploratory activities.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

Management’s Discussion and Analysis or Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 38

Stock-Based Compensation Expense, pages 38-41

3.	We acknowledge the additional disclosures included in response to comment three. We continue to believe that your method of weighting the enterprise values determined by the income approach and the market approach is not an acceptable method of determining your enterprise value. Instead, the enterprise value should be determined based on the approach that is considered to be the most appropriate. Please revise your disclosures as originally requested.

We respectfully advise the Staff that the Company believes that this comment has been addressed by the revisions to the disclosure on pages 41-42 of both Amendment No. 3 and Amendment No. 4, in which the Company identified the income method as the basis for enterprise valuations and disclosed that the market method was used as a means to corroborate the results of the income method. In addition, contained within the added disclosure is extensive discussion regarding the assumptions and methodology of the income approach as applied by the Company.

4.	It is not clear how you addressed certain aspects of comment five and thus the comment is being reissued in its entirety. In addition, tell us why determining the enterprise value under the market approach using the method described in the last paragraph on page 40 is considered appropriate. We may have additional comments.

We respectfully advise the Staff that the Company believes that this comment has been addressed by the revisions to the disclosure on pages 41-42 of both Amendment No. 3 and Amendment No. 4. As discussed under the Company’s response to Comment No. 3 above, the Company has determined that the income method is more appropriate than the market method as the basis for determining the Company’s enterprise valuation and the Company has revised the disclosure to identify the factors that led to this determination.

5.	It is not clear how you addressed certain aspects of comment six and thus the comment is being reissued in its entirety. When discussing the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price, highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination. Your analysis should progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. Please continue to update your table on page 37 for any grants or equity issuances up until the time of effectiveness of your registration statement.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

We respectfully advise the Staff that the Company believes that this comment has been addressed by the revisions to the disclosure on pages 42-43 of both Amendment No. 3 and Amendment No. 4. Pursuant to these revisions, the Company has provided a chronological discussion of the determination of fair market value at each relevant point to bridge the Board of Directors fair market value per share determination to the IPO price, culminating in a discussion of the reasons why the IPO price per share differs from the price per share for the Company’s most recently granted options. The Company further respectfully advises the Staff that the table on page 37 remains up to date.

6.	Please include a recently dated consent letter from your valuation specialist with your amended filing as required by Item 601 of Regulation S-K.

We respectfully advise the Staff that the Company has included a recently dated consent as an exhibit to Amendment No. 4.

Manufacturing, page 57

7.	We note the disclosure about Tulsa Dental Specialties and CAM Implants pursuant to comment 16 in our September 13, 2007 comment letter. Please disclose whether or not the contracts specify any minimum purchase requirements. If either does, you should disclose the dollar amount of these purchases for each agreement.

We respectfully advise the Staff that the Company has revised its disclosure at page 61 of Amendment No. 4 to clarify that there are no minimum purchase obligations under either agreement.

Acquired and In-Licensed Rights, page 59

8.	We note your response to comment 10 with respect to the Bristol-Myers Squibb agreement.

•	Please disclose the dollar amount of royalties you paid to BMS during the fiscal year ended June 30, 2007.

•

Please disclose the consequences of failing to pay the royalties. If the company might lose its rights to the Coaptite assets, the agreement would appear still to be material to your business, in which case you should file it as an exhibit.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

•

We note your royalty obligation may expire with the expiration of the last patent licensed under the agreement. Please disclose the expiration date of the patent that is currently scheduled to be the last to expire.

We respectfully advise the Staff that the Company believes that the first two bullets of this comment were addressed by the revisions to the disclosure on page 62 of both Amendment No. 3 and Amendment No. 4, which disclose the accrued royalties for fiscal 2007 and to clarify that there is no consequence on the Company’s ownership of the technology conveyed by the Bristol-Myers Squibb agreement resulting from a failure to timely pay the royalties. The Company has also revised its disclosure at page 62 of Amendment No. 4 to clarify that the intellectual property acquired pursuant to the agreement was assigned to the Company rather than licensed. In addition, in response to the Staff’s comment, the Company has revised its disclosure at page 62 of Amendment No. 4 to disclose that the last patent covered by the Bristol-Myers Squibb agreement will expire in 2020.

9.	We note your response to comment 10 with respect to Kreussler and CryoLife. We continue to believe these agreements should be filed. Based on the fact that your company is currently operating at a loss, as well as the extensive disclosure throughout the prospectus regarding your plans for and dependence upon Aethoxysklerol and BioGlue, it appears the agreements with Kreussler and CryoLife should be filed pursuant to Item 601(b)(10) of Regulation S-K.

We respectfully advise the Staff that the Company believes that this comment has been addressed by filing the requested agreements as exhibits to Amendment No. 3. Pursuant to comments received from the Staff regarding the Company’s confidential treatment request, these agreements are again being filed with Amendment No. 4 to reflect the restoration of certain information previously redacted.

10.	Please disclose when the Kreussler and CryoLife agreements are scheduled to expire. If their expiration depends upon the expiration of patents, disclose when the relevant patents are currently scheduled to expire.

We respectfully advise the Staff that the Company has revised the disclosure at page 63 of Amendment No. 4 to disclose that the Company’s agreement with Kreussler will last for twelve years following the approval date for the registration of the first product unless renewed or terminated in accordance with its term and the Company’s agreement with CryoLife will last indefinitely unless terminated in accordance with its terms.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

11.	Please disclose whether or not the Kreussler and CryoLife agreements specify any minimum purchase requirements. If either does, you should disclose the dollar amount of these purchases for each agreement.

We respectfully advise the Staff that the Company has revised the disclosure at page 63 of Amendment No. 4 to disclose that the Company is subject to minimum purchase obligations under the agreements, non-compliance with which gives rise to a potential right of Kreussler or CryoLife to terminate the respective agreement. The Company believes that the specific details regarding the minimum purchase obligations are competitively sensitive and has sought confidential treatment of the corresponding information in the agreements that are now exhibited to the Company’s Registration Statement pursuant to Amendment No. 3, and is filing revised redacted agreements with Amendment No. 4 in response to the Staff’s comments to the Company’s confidential treatment request.

12.	We note you may be required to pay up to an aggregate $3.7 in milestones under the Kreussler and CryoLife agreements. Please disclose the amount for each agreement separately. Also disclose the amount paid to date under each agreement, if any.

We respectfully advise the Staff that the Company has revised the disclosure in Amendment No. 4 at pages 32, 35, 38 and 63 to disclose that the aggregate amounts paid, or currently owed, to each of Kreussler and CryoLife to date are $1.7 million and $0.5 million, respectively, and that the maximum milestone payments potentially to be paid to Kreussler and CryoLife upon achievement of the milestones set forth in those agreements are $3.2 million and $0.5 million, respectively.

Note 6. Convertible Preferred Stock

Series A and B Convertible Participating Preferred Stock

13.	Refer to our comment number 18. Please tell us why you do not believe you had a beneficial conversion feature for the preferred stock issuances in March 2007 at $5.50 per share in light of your IPO mid-range of $10 per share.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

In response to the Staff’s comment, we advise the Staff that the Company believes that the preferred stock issued in March 2007 at $5.50 per share did not contain a beneficial conversion feature as the stock was issued at a price which was above or equal to the fair value of the common stock, and the preferred stock did not include warrants or other features that would require allocation of fair value between securities. The price of the Series E Preferred Stock was determined by the Company’s Board of Directors taking into account the following:

•	An independent, contemporaneous valuation of $4.50 per common share prepared by FSCG for the common stock options granted the prior month on February 1, 2007; and

•

Price negotiation with the contemplated lead investors in the Series E financing, which began on February 1, 2007 and continued through the following week. The investors were comprised of professional venture capital funds with significant industry expertise and knowledge of our operations.

The Company also had an April 2007 independent contemporaneous valuation performed by FSCG (which performed its other independent valuations). This valuation determined the fair market value of the Company’s Common Stock to be in the range of $4.50 to $4.80 in April 2007. This valuation was not utilized because the Board did not grant any stock options at that time, however, the Company believes that this valuation supports its position that there was no beneficial conversion feature for the preferred stock issuances in March 2007.

From the time of the FSCG valuation as of February 1, 2007 until July 25, 2007, there were a number of factors which increased the value of the Company’s common stock from $4.50 to $7.30, most of which occurred after April 1, 2007. The following were the most significant developments that impacted the change in the Company’s common stock valuation from $4.50 to $7.30 from April 1, 2007 through July 25, 2007:

•

In May 2007, the Company reached agreement for U.S. rights to a new product (Aethoxysklerol) that is widely used in Europe, increasing the growth in revenue and profits projected three years thereafter, which in turn significantly raised future cash flow projections and the Company’s terminal value in its model.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

•	Revenue in the quarter ended June 30, 2007 exceeded plan by 5% and was 91% higher than in the comparable period in the prior year.

•	On July 10, the Company held its organizational meeting for its proposed initial public offering.

•	Competitors launched new competing products and national direct to consumer advertising campaigns in the U.S. market.

Subsequent to July 25, 2007, the following were the most significant developments related to the difference between the Company’s valuation of $7.30 per share and the valuation implied by its estimated initial public offering price range of $9 to $11 per share:

•

In the quarter ended September 30, 2007, the Company successfully expanded its U.S. and European direct sales forces by 43% and more than 50%, respectively, from the level in place at the end of fiscal 2007.

•

The Company exceeded its internal revenue plans significantly and revenue growth over the prior year was very high. In the first quarter of fiscal 2008, revenue exceeded plan by approximately 9% and was 95% higher than in the comparable quarter of the prior year based on the Company’s preliminary closing of our accounting records.

•

In September 2007, the Company executed an agreement with Artes Medical to pre-pay all royalty obligations under our existing license, reducing the Company’s licensing costs per unit thereby increasing the Company’s gross margin and increasing its future anticipated cash flows and the Company’s valuation, as compared to what they would have been without this agreement.

•

In August, the Company successfully completed enrollment in the FDA feasibility clinical trial for the use of BioGlue in browplasty fixation and made progress on other clinical trials and product development projects.

•	The likelihood of an initial public offering became greater, culminating in a recommended price range to the public of $9 to $11 per share and the launch of the Company’s IPO marketing efforts.

We would very much appreciate the Staff’s prompt review of Amendment No. 4. Should you have any follow-up questions, please call me at (650) 320-4872.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul